FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 6, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 12, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Signs MoU with Leading Systems Integrator

(Vancouver, Canada) April 12 , 2006, 09 : 30 EST - Norsat International (TSX - NII.TO;

OTC BB - NSATF.OB)  has signed a Memorandum of Understanding with a United States-based, satellite communications systems integrator. The Memorandum of Understanding envisions that, subject to a definitive agreement, Norsat will license the GLOBETrekker technology to the integrator; and the integrator will co-brand, resell and manufacture GLOBETrekkers.

"We are excited by the benefits of this strategic partnership," said William Coyne, President and CEO. "This should yield benefits on at least three fronts. First , we expect to be able to access markets which we could not on our own. Second , the partner's dominant market position and sales infrastructure should allow us to accelerate our go-to-market plans. Third , their expansive and sophisticated manufacturing capabilities should help us to ramp up quickly for large projects and the volume of orders we expect ."

While the Memorandum of Understanding is not binding, the parties intend to negotiate and execute a definitive agreement covering specific details described in this Memorandum. There can be no assurance that any agreement will be ultimately executed.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

The information should be read in conjunction with the Company's audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company's website at www.norsat.com .

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com